Exhibit 99.1

Contact:	Steve Milmore	John Lawlor
	Cognos Public Relations	Cognos Investor Relations
	781-313-2403	613-738-3503
	steve.milmore@cognos.com	john.lawlor@cognos.com

Canadian Minister of Industry Approves Acquisition of Cognos by IBM under the Investment Canada Act

OTTAWA, ON January 31, 2008 — Cognos® (NASDAQ: COGN) (TSX: CSN) today announced that International Business Machines Corporation has received approval from the Canadian Minister of Industry under the Investment Canada Act of the previously-announced arrangement whereby an indirect subsidiary of IBM will acquire all of the outstanding common shares of Cognos for US$58.00 in cash for each Cognos common share.

                Cognos has received shareholder and Court approval as well as all other regulatory approvals and clearances.  It is expected that the closing of the arrangement will occur shortly.

About Cognos

For more information, visit the Cognos Web site at: http://www.cognos.com/

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including that the receipt of the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form

10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.